Entergy Services, LLC 639 Loyola Avenue New Orleans, LA 70113 Tel 504 576 2234 Fax 504 576 2187 kfontan@entergy.com
Kimberly A. Fontan Sr. Vice President & Chief Accounting Officer

July 19, 2019

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Entergy Corporation Form 10-K for the Year Ended December 31, 2018 Filed February 26, 2019 File No. 001-11299

Dear Ms. Thompson:

Following are Entergy's responses to the comments of the Staff of the United States Securities and Exchange Commission set forth in your letter to Ms. Alyson M. Mount dated June 20, 2019. For the convenience of the Staff, the Staff's comments are reproduced and followed by Entergy’s response. Please note that, effective July 1, 2019, as disclosed in our current report on Form 8-K dated January 25, 2019, I replaced Alyson Mount as Entergy’s Chief Accounting Officer.

General

1.
In the interest of reducing repetition, where a comment on Entergy Corporation also applies to the disclosures of its public subsidiaries, we have only issued the comment once. Please confirm that you will apply the comment on Entergy Corporation to each of its public subsidiaries where applicable.

Response:

Entergy confirms that it will apply the comment on Entergy Corporation to each of its public subsidiaries where applicable.

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Entergy Corporation Form 10-K for the Year Ended December 31, 2018

Management’s Financial Discussion and Analysis
Results of Operations, page 2

2.
We note your discussion of the metric you call net revenue throughout your analysis of results of operations, including the tabular reconciliation of 2017 net revenue to 2018 net revenue. Based on your definition of net revenue, it appears to be a Non-GAAP measure of profitability. The measure is calculated as revenue less certain expenses, but the measure does not appear to consider all of the expenses necessary for a GAAP calculation of gross profit or operating income. For example, this measure does not appear to include the partial allocation of certain expenses such as depreciation and amortization necessary to comply with Rule 5-03(b)(2) of Regulation S-X. If you continue to present net revenue in future periodic filings or earnings releases, please identify this measure as a Non-GAAP measure and provide all disclosures required by Item 10(e) of Regulation S-K. Additionally, with reference to Item 10(e)(1)(ii)(E) of Regulation S-K, please revise the title of this measure.

Response:

When Regulation S-K Item 10(e) was promulgated, Entergy concluded that the measure that it called net revenue would not be considered a non-GAAP measure. This is because, with the unique nature of the utility business and what the measure represents, we did not think that there was a GAAP measure comparable to it. The measure is not intended to be a profitability measure but rather removes from total operating revenue some of the significant costs (or credits) that generally come through revenue on a direct one-for-one basis as part of the regulatory environment in which Entergy’s utility business operates.

After considering the Staff’s comment, Entergy does not intend in future periodic filings or earnings releases to present the measure that it called net revenue. To the extent Entergy continues to use the concept of what it called net revenue in the context of discussing variances, although not presenting the measure itself, Entergy will no longer use the name net revenue. Entergy will instead use a description that consists of the components of the calculation; for example, “operating revenues less fuel-related expenses, purchased power, and regulatory charges (credits).”

If at some point in the future Entergy again presents the measure in a periodic filing or earnings release, it will provide the Regulation S-K Item 10(e) disclosures and use a title or description that is not the same or similar to a GAAP measure.

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In making this response, Entergy acknowledges that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like to discuss Entergy's responses to the Staff's comments or if you would like to discuss any other matters, please contact Paul Ory at (504) 576-4482 or me at (504) 576-2234.

Sincerely,

/s/ Kimberly A. Fontan

Kimberly A. Fontan
Senior Vice President and Chief Accounting Officer